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Exhibit 12.1

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

	Three Months Ended March 31,
(In millions)
	2008	2007
Earnings (loss):
Loss before income taxes & adjustments for minority interest and equity earnings in affiliates	$(542)	$(237)
Add (deduct):
Fixed charges, from below	178	272
Interest capitalized	(5)	(5)

Earnings (loss) as adjusted	$(369)	$30

Fixed charges:
Interest expensed and capitalized and amortization of debt discounts and issuance costs(a)	$135	$206
Portion of rental expense representative of the interest factor	43	66

Fixed charges, as above	178	272
Preferred stock dividend requirements (pre-tax)(b)	2	4

Fixed charges including preferred stock dividends	$180	$276

Ratio of earnings to fixed charges	(c)	(c)

Ratio of earnings to fixed charges and preferred dividend requirements	(c)	(c)

(a)
Amortization of debt discounts includes amortization of fresh-start valuation discounts.

(b)
2007 dividends were adjusted using an estimated 2007 effective tax rate of approximately 36%. The Company had an immaterial tax rate in the 2008 period.

(c)
Earnings were inadequate to cover both fixed charges and fixed charges and preferred dividend requirements by $547 million and $549 million, respectively, for the three months ended March 31, 2008 and by $242 million and $246 million, respectively, for the three months ended March 31, 2007.

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  Exhibit 12.1